SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2005
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F      ✓      Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes            No      ✓
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

Press Release
SIGNATURES

FOR IMMEDIATE RELEASE
For more information contact:
Rich Nelson External Communications (847) 955-3939
Albert Trefts, Jr. Investor Relations (847) 955-3821
CNH Reports Second Quarter Net Income of $114 Million

■	Construction Equipment Profit Improvement Continues
■	CNH Capital Continues Strong Performance
■	Agricultural Equipment Market in Latin America Deteriorates
■	Materials Costs and Supply Issues Constrain Results
Lake Forest, Illinois (July 27, 2005) CNH Global N.V. (NYSE:CNH) today reported second quarter 2005 net income of $114 million, compared to second quarter 2004 net income of $83 million. Results include restructuring charges, net of tax, of $4 million in the second quarter of 2005, and $24 million in last year’s second quarter. Second quarter diluted earnings per share were up 36% to $.49, compared to $.36 in the second quarter of 2004.
“Net income was slightly better than expected, despite a greater than anticipated deterioration of the agricultural sector in Latin America,” said Harold Boyanovsky, CNH President and Chief Executive Officer. “Higher materials costs and shortages of some key supplies constrained results. We expect these trends to impact performance in the second half as well.
“Nevertheless, the robust growth of the global construction equipment industry contributed to the continuing improvement in CNH results in this sector, and CNH Capital continued its strong performance.”
Highlights from the quarter included the following:
•	In all regions, pricing actions enabled the company to recover increased materials costs in the quarter. This was particularly favorable news for both the agricultural equipment and construction equipment businesses in Europe, which had not been able to offset materials cost increases earlier. However, materials costs are not moderating as much as the company had anticipated.

•	After delaying their launch to ensure quality and reliability, CNH began shipping its new generation of skid steer loaders and track loaders. The company anticipates improved volumes in the third and fourth quarters of 2005.

•	In the quarter, Equipment Operations net debt declined by $726 million.

•	CNH’s Case construction equipment business was awarded a five-year contract by the U.S. government. Case will supply more than 500 backhoe loaders, coupled with parts and service, in a contract valued at $51 million, with the first delivery in 2006.

•	CNH Capital leveraged improved portfolio performance and strong investor demand for its $750 million wholesale receivables asset backed securitization (“ABS”) transaction, confirming CNH Capital’s funding capacity.
EQUIPMENT OPERATIONS — Second Quarter Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $3.4 billion for the second quarter, compared to $3.3 billion for the same period in 2004, with most of the increase due to currency variations.
CNH Agricultural Equipment Net Sales
•	Agricultural equipment net sales were $2.3 billion for the second quarter, essentially unchanged from the prior year, but down 3% excluding currency variations.

•	Sales in Latin America declined by approximately 60%, excluding currency variations, continuing last quarter’s sharp market contraction, in particular for combines. Sales in Europe were down 10%, excluding currency, in line with combine industry declines and the company’s de-stocking actions. Sales in Rest of World markets were up 12% and up 4% in North America in a flat industry environment.

•	Second quarter 2005 production of agricultural tractors and combines was approximately 2% lower than retail unit sales.
CNH Construction Equipment Net Sales
•	Net sales of construction equipment were $1.1 billion for the second quarter, an increase of 13%, compared to $1.0 billion in the second quarter 2004, and up 10% excluding currency variations.

•	Three of four regions contributed to sales growth in the quarter: North America was up 15% exclusive of currency variations and Latin America was over 50%, but on a smaller base. Sales in Europe decreased 2%, as the company continued to adjust its sales and marketing activities as a result of its previously announced brand rationalization. Sales in Rest of World markets were up 1%.

•	Production of CNH’s major construction equipment products was higher than retail unit sales by approximately 10%.
Gross Margin
Equipment Operations gross margin (net sales of equipment less cost of goods sold) for agricultural and construction equipment was $574 million in the second quarter of 2005, compared to $551 million in the second quarter last year.
•	Agricultural equipment gross margin declined slightly compared to the prior year’s second quarter, as most of the improvement in North America was offset by a substantial decline in volumes of higher-margin combines in Latin America and Europe.

•	Construction equipment gross margin was higher than in the prior-year second quarter, benefiting from volume improvements, mostly in North America, and increased pricing, which were partially offset by materials costs that were greater than anticipated, and other economics increases.

Industrial Operating Margin
Equipment Operations industrial operating margin (defined as net sales, less cost of goods sold, SG&A and R&D costs) was $248 million in the second quarter of 2005, or 7.3% of net sales, compared to $256 million or 7.8%, in the same period of 2004. The improvement in gross margin dollars, noted above, was offset by an increase in selected investments to better support CNH’s dealers, improve product quality, enhance global sourcing initiatives, and strengthen European logistics operations.
Adjusted EBITDA
Adjusted EBITDA for Equipment Operations was $274 million for the quarter, or 8.1% of net sales, compared to $259 million in the second quarter of 2004, or 7.9% of net sales. Interest coverage was 5.1 times for the second quarter 2005, compared to 4.3 times for the prior year second quarter.
FINANCIAL SERVICES — Second Quarter Financial Results
Financial Services operations reported second quarter 2005 net income of $44 million, compared to $29 million for the second quarter last year. Improved yields on the wholesale portfolio and higher retail and wholesale ABS volumes were the principal factors contributing to the improvement in net income compared to the prior period.
CNH CONSOLIDATED INCOME BEFORE TAXES, MINORITY INTEREST AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES
CNH’s consolidated second quarter 2005 income before taxes, minority interest, and equity in income of unconsolidated subsidiaries was $165 million, compared to $108 million for the second quarter last year. The year-over-year improvement of $57 million reflects the combination of the improvements in Equipment Operations and at Financial Services in the period, compared with the second quarter 2004. These results include pre-tax restructuring charges of $6 million in the second quarter of 2005 and $39 million in last year’s second quarter.
CNH — Year-to-Date Financial Results
CNH’s net income for the first six months was $129 million, compared to $74 million for the first six months of 2004. Results include restructuring charges, net of tax, of $8 million in the first half of 2005, and $37 million in the first half of 2004. First half diluted earnings per share were up 72% to $.55, compared to $.32 in the first half of 2004.
EQUIPMENT OPERATIONS — Year-to-Date Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $6.2 billion for the first six months of 2005, compared to $5.9 billion for the same period in 2004. Net of currency variations, net sales increased by 2% over the prior year’s first half.
Adjusted EBITDA for Equipment Operations was $404 million for the first half of 2005, or 6.5% of net sales, compared to $387 million in the first half of 2004, or 6.5% of net sales. Interest coverage was 3.6 times for the first half of 2005, compared to 3.1 times for the prior year first half.
FINANCIAL SERVICES — Year-to-Date Financial Results
Financial Services operations reported first half 2005 net income of $93 million, compared to $56 million for the first half last year. This improvement reflects the first quarter 2005 $1.4 billion retail asset backed securitization transaction, lower risks costs associated with the improvements in Financial Services receivables portfolio quality, improved yields on the wholesale portfolio, and higher retail and wholesale ABS volumes in the second quarter.
CNH CONSOLIDATED INCOME BEFORE TAXES, MINORITY INTEREST AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES
CNH’s consolidated first half 2005 income before taxes, minority interest, and equity in income of unconsolidated subsidiaries was $188 million, compared to $99 million for the first half last year. The year-over-year improvement of $89 million reflects the combination of the improvements in Equipment Operations and at Financial Services in the period, compared with the first half of 2004. These results include pre-tax restructuring charges of $11 million in the first half of 2005 and $58 million in last year’s first half.
NET DEBT AND OPERATING CASH FLOW
Equipment Operations net debt (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and inter-segment receivables) was $824 million at June 30, 2005, compared to $1.6 billion on March 31, 2005 and $1.8 billion at June 30, 2004. The decline in net debt in the quarter reflected $882 million in cash from operating activities.
A decrease in working capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payable), net of currency variations, contributed approximately $472 million to cash from operating activities, in the quarter. This decrease is primarily driven by an expansion of our accounts receivables securitization program, particularly in Europe, of approximately $345 million. This represents a further step in CNH’s initiative to consolidate management of receivables within its Financial Services operations.
Excluding the expansion of our accounts receivables program, working capital decreased by $127 million, compared with an increase of approximately $106 million in the second quarter last year. At incurred currency rates, working capital on June 30, 2005 was $2.4 billion, compared to $3.1 billion on June 30, 2004.
In addition to the improvements in working capital, net income, seasonal increases in accruals, and a $60 million dividend from Financial Services to Equipment Operations contributed the balance of the cash from operating activities in the quarter.
CNH has become an eligible borrower under Fiat S.p.A.’s recently closed 1 billion Euro credit facility agreement. Under the new facility, CNH has been allocated exclusive rights to 300 million Euros of the syndicated credit line, plus the opportunity to access the remainder of any unutilized capacity. This arrangement replaces CNH’s expiring $1.8 billion credit line which was never utilized and was a back-up to support CNH’s then-existing commercial paper program. With the new facility, other existing facilities and liquidity on its balance sheet, CNH believes its liquidity needs are adequately covered.
Financial Services net debt increased approximately $800 million to $4.0 billion on June 30, 2005 from $3.2 billion on March 31, 2005, reflecting primarily the increased portfolio of receivables under management.
CNH OUTLOOK FOR 2005
CNH believes that for the full year 2005, the agricultural equipment market will be at the same level as last year, although slightly different by region than was previously anticipated. CNH expects that total tractor industry sales in North America should be slightly lower than was previously forecast, but over-40-horsepower tractors are expected to be better than last year by 5%-10%. In Western Europe, the industry unit sales of tractors should be down about 5%, as previously forecast. In Latin America, CNH expects that full-year tractor industry volumes will be about 25% below last year and sales of combines will be down 60%-65%. Industry sales in rest-of-world markets are now expected to be up slightly.
CNH believes that, for the construction equipment industry, all regions will be stronger except for Western Europe, which will be slightly weaker than previously expected. CNH’s estimates of major agricultural and construction equipment industry retail unit sales, by major market area, are included in the supplemental information provided at the end of the release.
CNH expects that its net sales of equipment for the full year 2005 will increase by up to 5%. Including selected investments to better support CNH’s dealers, improve product quality, enhance global sourcing initiatives, and strengthen European logistics operations, the company expects that its consolidated income before taxes, minority interest and equity in income of unconsolidated subsidiaries will improve by 60%-70%. This improvement is due to reduced restructuring expenses, improvement in Financial Services results, and improvements in Equipment Operations. The full benefit of these expected improvements will be partially offset by an increase in our effective tax rate when compared to 2004. As a result, we anticipate net income before restructuring will improve by approximately 10% to 15% compared with the full year 2004, depending upon market conditions and commodity cost evolution. Net of tax, restructuring costs for the full year are expected to be approximately $65 million.
For the third quarter, the company expects its revenues from net sales of equipment to increase slightly compared with the third quarter of 2004. Including the effects of our increased spending for SG&A and R&D, CNH expects that net income, excluding restructuring costs, will be approximately the same as in the third quarter last year. Net of tax, restructuring costs for the third quarter are expected to be approximately $10 million.
Further, the company expects Equipment Operations to generate approximately $250 million of cash flow during the year, after including its third-quarter contribution to its US defined benefit pension plans of about $100 million, as previously anticipated. CNH expects to use that cash to further reduce Equipment Operations net debt, when compared with year-end 2004 levels.
###
CNH management will hold a conference call later today to review its second quarter results. The conference call webcast will begin at approximately 10:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.
CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 11,400 dealers in 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.
Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our dual brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2004.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)

First Quarter 2005 Industry Unit Sales Revised Estimate Compared with First Quarter 2004 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	0%	n/a	n/a	n/a
- Over 40 horsepower	n/a	14%	n/a	n/a	n/a
Total Tractors	3%	6%	(4)%	(1)%	7%
Combine Harvesters	(16)%	39%	9%	(54)%	26%
Total Tractors and Combines	2%	7%	(3)%	(14)%	7%
Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	27%	21%	8%	70%	41%
Skid Steer Loaders	6%	4%	25%	(2)%	1%
Other Light Equipment	19%	47%	17%	45%	9%
Total Light Equipment	17%	17%	17%	47%	14%
Total Heavy Equipment	(1)%	19%	13%	41%	(18)%
Total Light & Heavy Equipment	9%	18%	16%	43%	(5)%

Second Quarter 2005 Industry Unit Sales Estimate Compared with Second Quarter 2004 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(8)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	7%	n/a	n/a	n/a
Total Tractors	(3)%	(2)%	(2)%	(25)%	3%
Combine Harvesters	(15)%	3%	(8)%	(69)%	17%
Total Tractors and Combines	(3)%	(2)%	(2)%	(30)%	3%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	15%	5%	11%	45%	32%
Skid Steer Loaders	1%	(4)%	7%	63%	22%
Other Light Equipment	20%	35%	14%	115%	17%
Total Light Equipment	13%	8%	13%	54%	22%
Total Heavy Equipment	10%	20%	(2)%	30%	7%
Total Light & Heavy Equipment	12%	12%	9%	40%	13%

Third Quarter 2005 Industry Unit Sales Forecast Compared with Third Quarter 2004 Actual

Total Tractors	(3)%	(2)%	(8)%	(32)%	6%
Combine Harvesters	(28)%	(2)%	(8)%	(75)%	(34)%

Total Light Equipment	12%	23%	1%	(9)%	11%
Total Heavy Equipment	16%	20%	3%	2%	21%

Full Year 2005 Industry Unit Sales Forecast Compared with Full Year 2004 Estimated Actual

Total Tractors	(2)%	0%	(5)%	(25)%	5%
Combine Harvesters	(18)%	9%	1%	(63)%	2%

Total Light Equipment	10%	12%	6%	17%	11%
Total Heavy Equipment	7%	15%	1%	11%	4%

(1)	Excluding India

CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
			%			%
	2005	2004	Change	2005	2004	Change
	(In Millions)
Revenues:
Net sales
Agricultural equipment	$2,301	$2,295	—	$4,232	$4,213	—
Construction equipment	1,093	967	13%	1,985	1,712	16%

Total net sales	3,394	3,262	4%	6,217	5,925	5%

Financial services	184	147	25%	371	298	24%
Eliminations and other	(7)	(11)		(14)	(18)

Total revenues	$3,571	$3,398	5%	$6,574	$6,205	6%

Net sales:
North America	$1,690	$1,544	9%	$2,990	$2,740	9%
Western Europe	1,043	1,077	(3%)	1,967	1,975	—
Latin America	177	217	(18%)	377	449	(16%)
Rest of World	484	424	14%	883	761	16%

Total net sales	$3,394	$3,262	4%	$6,217	$5,925	5%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30,		June 30,		June 30,
	2005	2004	2005	2004	2005	2004
	(In Millions, except per share data)
Revenues
Net sales	$3,394	$3,262	$3,394	$3,262	$—	$—
Finance and interest income	177	136	32	20	184	147

Total	3,571	3,398	3,426	3,282	184	147

Costs and Expenses
Cost of goods sold	2,820	2,711	2,820	2,711	—	—
Selling, general and administrative	301	274	250	228	52	47
Research and development	76	67	76	67	—	—
Restructuring	6	39	6	39	—	—
Interest expense	135	120	86	80	62	50
Interest compensation to Financial Services	—	—	41	30	—	—
Other, net	68	79	45	60	8	9

Total	3,406	3,290	3,324	3,215	122	106

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	165	108	102	67	62	41
Income tax provision (benefit)	57	24	36	10	20	14
Minority interest	8	7	8	7		—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	44	29	2	2
Equipment Operations	12	4	12	4	—	—

Net income	$114	$83	$114	$83	$44	$29

Weighted Average Shares Outstanding:
Basic	134.1	133.2

Diluted	234.3	233.4

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.60	$0.80

EPS	$0.58	$0.62

Diluted:
EPS before restructuring, net of tax	$0.50	$0.46

EPS	$0.49	$0.36

Dividends per share	$0.25	$0.25

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2005	2004	2005	2004	2005	2004
			(In Millions, except per share data)
Revenues
Net sales	$6,217	$5,925	$6,217	$5,925	$—	$—
Finance and interest income	357	280	58	36	371	298

Total	6,574	6,205	6,275	5,961	371	298

Costs and Expenses
Cost of goods sold	5,234	4,960	5,234	4,960	—	—
Selling, general and administrative	593	555	493	460	100	95
Research and development	143	132	143	132	—	—
Restructuring	11	58	11	57	—	1
Interest expense	266	241	170	159	121	96
Interest compensation to Financial Services	—	—	73	55	—	—
Other, net	139	160	95	119	18	26

Total	6,386	6,106	6,219	5,942	239	218

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	188	99	56	19	132	80
Income tax provision (benefit)	70	27	27	(1)	43	28
Minority interest	12	8	12	8	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	4	4	93	56	4	4
Equipment Operations	19	6	19	6	—	—

Net income	$129	$74	$129	$74	$93	$56

Weighted Average Shares Outstanding:
Basic	134.0	133.0

Diluted	234.2	233.2

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.67	$0.83

EPS	$0.64	$0.56

Diluted:
EPS before restructuring, net of tax	$0.58	$0.48

EPS	$0.55	$0.32

Dividends per share	$0.25	$0.25

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	June 30,	December 31	June 30,	December 31	June 30,	December 31
	2005	2004	2005	2004	2005	2004
	(In Millions)
Assets
Cash and cash equivalents	$843	$931	$471	$637	$372	$294
Deposits in Fiat affiliates cash management pools	1,428	1,151	1,419	1,136	9	15
Accounts, notes receivable and other — net	6,396	5,895	1,656	1,596	4,821	4,393
Intersegment notes receivable	—	—	1,062	1,114	17	24
Inventories	2,612	2,515	2,612	2,515	—	—
Property, plant and equipment — net	1,348	1,478	1,341	1,470	7	8
Equipment on operating leases — net	175	215	—	—	175	215
Investment in Financial Services	—	—	1,451	1,419	—	—
Investments in unconsolidated affiliates	442	457	354	373	88	84
Goodwill and intangibles	3,203	3,236	3,058	3,090	145	146
Other assets	2,175	2,202	1,619	1,644	596	599

Total Assets	$18,622	$18,080	$15,043	$14,994	$6,230	$5,778

Liabilities and Equity
Short-term debt	$2,209	$2,057	$819	$1,064	$1,390	$993
Intersegment short-term debt	—	—	17	24	1,062	414
Accounts payable	1,847	1,657	1,861	1,679	58	66
Long-term debt	4,909	4,906	2,940	3,084	1,969	1,822
Intersegment long-term debt	—	—	—	—	—	700
Accrued and other liabilities	4,682	4,431	4,431	4,114	300	364

Total Liabilities	13,647	13,051	10,068	9,965	4,779	4,359
Equity	4,975	5,029	4,975	5,029	1,451	1,419

Total Liabilities and Equity	$18,622	$18,080	$15,043	$14,994	$6,230	$5,778

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”)	$4,847	$4,881	$824	$1,285	$4,023	$3,596

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2005	2004	2005	2004	2005	2004
	(In Millions)
Operating Activities:
Net income	$129	$74	$129	$74	$93	$56
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	150	169	125	133	25	36
Intersegment activity	—	—	(2)	(105)	2	105
Changes in operating assets and liabilities	(396)	(39)	372	76	(768)	(115)
Other, net	(3)	56	1	1	(37)	(1)
Net cash from operating activities	(120)	260	625	179	(685)	81

Investing Activities:
Expenditures for property, plant and equipment	(48)	(67)	(47)	(66)	(1)	(1)
Expenditures for equipment on operating leases	(44)	(27)	—	—	(44)	(27)
Net (additions) collections from retail receivables and related securitizations	334	(963)	—		334	(963)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	(331)	(295)	(341)	(262)	10	(33)
Other, net (primarily acquisitions and divestitures)	11	93	(10)	(25)	21	86
Net cash from investing activities	(78)	(1,259)	(398)	(353)	320	(938)

Financing Activities:
Intersegment activity	—	—	45	177	(45)	(177)
Net increase (decrease) in indebtedness	141	980	(399)	(55)	540	1,035
Dividends paid	(34)	(37)	(34)	(37)	(60)	—
Other, net	—	(1)	—	(1)	—	32

Net cash from financing activities	107	942	(388)	84	435	890

Other, net	3	(11)	(5)	(2)	8	(9)

Increase (decrease) in cash and cash equivalents	(88)	(68)	(166)	(92)	78	24
Cash and cash equivalents, beginning of period	931	619	637	486	294	133

Cash and cash equivalents, end of period	$843	$551	$471	$394	$372	$157

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 29, 2005 and any subsequently filed Annual Reports on Form 20-F of the Company.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of the date of these statements, Fiat owned over 83% of CNH’s outstanding common shares and all of the issued and outstanding Series A Preference Shares (“Series A Preferred Stock”).

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

Reclassification of cash flows related to retail receivables, change in accounting policy for Deposits with Fiat and other reclassifications

Reclassification of cash flows related to retail receivables — CNH has made certain reclassifications of items in its condensed consolidated cash flow statement which it believes improves the presentation of the items that were reclassified. The accompanying 2004 condensed cash flows have been reclassified to conform to the 2005 classification.

During 2004, the staff of the SEC expressed its views regarding the classifications of certain cash flows by companies with captive finance subsidiaries. As a result of these public comments, management decided to make reclassifications to the condensed consolidated statements of cash flows with respect to certain of its receivables. Previously, CNH recognized activity related to all receivables as part of the cash flows from operating activities within the condensed consolidated statements of cash flows, including cash flows arising from the origination of retail receivables, the securitization of retail receivables, and cash collections related to certificated retained interests.

CNH made a reclassification to move the activity related to the investment in retail receivables from the operating activity section to the investing activity section of the condensed consolidated statements of cash flows. The reclassification classifies cash receipts from the sale of inventory as operating activities and classifies cash flows from investing in retail receivables as investing activities. The disclosures added to the investing activity section in this condensed presentation are included in “Net (addition) collections from retail receivables and related securitization.”

Change in accounting policy for Deposits with Fiat — In connection with the aforementioned reclassification, CNH reviewed its presentation of cash flows and cash and cash equivalent balances on its balance sheet. As a result of this review, it was determined that CNH would change its accounting policy defining cash equivalents and correspondingly reclassify its

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
balance sheet and cash flow presentation. The new policy classifies “Cash with Fiat Affiliates,” which was previously included in cash equivalents, as “Deposits in Fiat affiliates cash management pools” and reflects cash flows arising from deposits in and withdrawals from such cash pools as cash flows from investing activities. Although none of the agreements or conditions governing these deposits has materially changed since the inception of the cash management arrangements, CNH changed its presentation of such deposits in its 2004 Form 20-F to show them as a separate investment and not as a component of cash and cash equivalents. CNH continues to have the contractual right to withdraw these funds on demand or terminate these cash management arrangements upon a seven-day prior notice, and CNH continues to access funds deposited in these accounts on a daily basis.

The condensed statements of cash flows for the six months ended June 30, 2004 have been reclassified to conform to this presentation.

A summary of the effects of these reclassifications is as follows:

	2004
		Retail	Change in
	As previously	receivables	accounting	As currently
	reported	reclassification	policy	reported
	(in Millions)
Condensed consolidated statement of cash flows
Net cash from operating activities	$(703)	$963	$—	$260
Net cash from investing activities	(1)	(963)	(295)	(1,259)
Other, net	(32)	—	21	(11)

Equipment Operations statement of cash flows
Net cash from operating activities	179	—	—	179
Net cash from investing activities	(91)	—	(262)	(353)
Other, net	(23)	—	21	(2)

Financial Services statement of cash flows
Net cash from operating activities	(882)	963	—	81
Net cash from investing activities	58	(963)	(33)	(938)
Other, net	(9)	—	—	(9)
Other — In addition, certain other reclassifications of prior year amounts have been made in order to conform to the current year presentation.

2.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are more fully described in Note 18, “Option and Incentive Plans,” to our 2004 Form 20-F. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 Revised “Share Based Payment” (“SFAS No. 123 Revised”) which is effective July 1, 2005. SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement will be applied using a Modified Prospective Method under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. In April 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123 Revised. The SEC’s new rule allows companies to implement SFAS No. 123 Revised at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The Company has not yet determined the impact of adopting SFAS No. 123 Revised.

In 2003, CNH adopted the fair value based method of accounting for stock-based compensation using the Prospective Method. Additionally, compensation expense is reflected in net income for stock options granted with an exercise price less than the quoted market price of CNH common shares on the date of grant.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 “Share Based Payment” to all stock-based compensation for the three and six months ended June 30, 2005 and 2004:

		Three Months		Six Months
		Ended		Ended
		June 30,		June 30,
		2005	2004	2005	2004
		(in Millions, except per share data)
Net income, as reported		$114	$83	$129	$74
Add:	Stock-based employee compensation expense included in reported net income, net of tax	—	—	—	—
Deduct:	Total stock-based employee compensation expense determined under fair value based methods, net of tax	(1)	(1)	(2)	(2)

Pro forma net income		113	82	127	72
Dividend to common shares		(34)		(34)
Earnings allocated to Series A Preferred Stock		(36)	—	(42)	—

Pro forma earnings available to common shareholders		43	82	51	72
Dividend to common shares		34	—	34	—

Pro forma net income available to common shareholders		$77	$82	$85	$72

Weighted average shares:
	Basic	134.1	133.2	134.0	133.0

	Diluted	234.3	233.4	234.2	233.2

Earnings per share (“EPS”):
	As reported:
	Basic	$0.58	$0.62	$0.64	$0.56

	Diluted	$0.49	$0.36	$0.55	$0.32

	Pro forma:
	Basic	$0.57	$0.62	$0.63	$0.54

	Diluted	$0.48	$0.35	$0.54	$0.31

3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $4.6 billion and $4.5 billion at June 30, 2005 and December 31, 2004, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of June 30, 2005 and December 31, 2004, $3.1 billion and $2.5 billion, respectively, remained outstanding under these programs. During 2005, one of the wholesale receivable programs began accumulated cash in advance of the payment of bonds issued by the QSPE. This resulted in an increase in Financial Services on-book wholesale receivables totaling $348 million.

Included in the securitized or discounted wholesale receivables without recourse amount noted above is a wholesale securitization program in Europe under which Equipment Operations entities sell receivables while a Financial Services subsidiary subscribes to notes representing undivided

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
retained interests. In June 2005, this program was expanded to include Equipment Operation entities in Italy and Belgium. The expansion of this program resulted in receivable sales totaling approximately $216 million in June 2005. The proceeds from these sales were principally used to repay Equipment Operations debt.

At June 30, 2005 and December 31, 2004, the amounts outstanding under this program were $798 million and $466 million, respectively and Financial Services had an undivided retained interest of $211 million and $225 million, respectively.

In addition, during the second quarter of 2005, certain Equipment Operations entities in North America expanded their sale of receivables by selling approximately $72 million of additional receivables to Financial Services, principally from national accounts and from the addition of a consolidated joint venture to the program.

4.	Inventories — Inventories as of June 30, 2005 and December 31, 2004 consist of the following:

	June 30,	December 31,
	2005	2004
	(in Millions)
Raw materials	$546	$501
Work-in-process	241	212
Finished goods and parts	1,825	1,802

Total Inventories	$2,612	$2,515

5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the six months ended June 30, 2005:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	June 30,
	2005	Amortization	and Other	2005
	(in Millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,677	$—	$(2)	$1,675
Construction Equipment	581	—	(1)	580
Financial Services	144	—	1	145

Total	2,402	—	(2)	2,400

Intangibles	834	(22)	(9)	803

Total Goodwill and Intangibles	$3,236	$(22)	$(11)	$3,203

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
As of June 30, 2005 and December 31, 2004, the Company’s intangible assets and related accumulated amortization consisted of the following:

		June 30, 2005			December 31, 2004
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
		(in Millions)
Intangible assets subject to amortization:
Engineering drawings	20	$335	$92	$243	$335	$86	$249
Dealer Network	25	216	48	168	216	44	172
Software	5	50	29	21	53	27	26
Other	10-30	114	53	61	123	46	77

		715	222	493	727	203	524

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Pension		37	—	37	37	—	37

		$1,025	$222	$803	$1,037	$203	$834

CNH recorded amortization expense of approximately $22 million for the six months ended June 30, 2005. CNH recorded amortization expense of approximately $43 million for the year ended December 31, 2004. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2005 to 2009 is approximately $40 million. As acquisitions and dispositions occur in the future, as currency fluctuates and as purchase price allocations are finalized, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
6.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt”) as of June 30, 2005 and December 31, 2004:

	Consolidated		Equipment Operations		Financial Services
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2005	2004	2005	2004	2005	2004
	(in Millions)
Short-term debt:
With Fiat Affiliates	$1,113	$672	$201	$331	$912	$341
Other	1,096	1,385	618	733	478	652
Intersegment		—	17	24	1,062	414

Total short-term debt	2,209	2,057	836	1,088	2,452	1,407

Long-term debt:
With Fiat Affiliates	965	1,111	756	892	209	219
Other	3,944	3,795	2,184	2,192	1,760	1,603
Intersegment		—	—	—		700

Total long-term debt	4,909	4,906	2,940	3,084	1,969	2,522

Total debt:
With Fiat Affiliates	2,078	1,783	957	1,223	1,121	560
Other	5,040	5,180	2,802	2,925	2,238	2,255
Intersegment	—	—	17	24	1,062	1,114

Total debt	7,118	6,963	3,776	4,172	4,421	3,929

Less:
Cash and cash equivalent	843	931	471	637	372	294
Deposits in Fiat affiliates cash management pools	1,428	1,151	1,419	1,136	9	15
Intersegment notes receivable	—	—	1,062	1,114	17	24

Net debt	$4,847	$4,881	$824	$1,285	$4,023	$3,596

At June 30, 2005, CNH had approximately $3.8 billion available under $7.1 billion total lines of credit and asset-backed facilities. Included in this amount is a $1.8 billion unutilized allocation to CNH under a $2 billion committed backup credit line guaranteed by Fiat, which expired in July 2005. On July 22, 2005, Fiat entered into a new €1 billion revolving credit line. CNH has become an eligible borrower under that facility and the other eligible borrowers have agreed to exclusively allocate to CNH €300 million of borrowing capacity under the facility.

During the second quarter of 2005, CNH’s wholly owned subsidiary, Case New Holland Inc., completed an exchange of its registered 6% Senior Notes due 2009 for its outstanding unregistered 6% Senior Notes due 2009, and $1,050,000,000 in aggregate principal amount of its registered 9 1/4% Senior Notes due 2011 for its outstanding unregistered 9 1/4% Senior Notes due 2011.

Fiat is the majority shareholder of CNH. CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

7.	Income Taxes — For the three months ended June 30, 2005 and 2004, effective income tax rates were 34.5% and 22.2% respectively. For the six months ended June 30, 2005 and 2004,

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
effective income tax rates were 37.2% and 27.3% respectively. For 2005 and 2004, tax rates differ from the Dutch statutory rate of 31.5% and 35.0%, respectively, primarily due to losses in certain jurisdictions where no immediate tax benefit is recognized. Additionally, our effective rate for 2004 was positively impacted in the second quarter by a stock deduction resulting from a legal entity rationalization transaction.

8.	Restructuring — During the three and six months ended June 30, 2005, CNH expensed approximately $6 million and $11 million of restructuring costs, respectively. The restructuring costs primarily relate to severance, and other costs incurred due to headcount reductions. During the three and six months ended June 30, 2005, CNH utilized approximately $12 million and $28 million of its total restructuring reserves respectively. The utilized amounts primarily represent involuntary employee severance costs and costs related to the closing of facilities. As of June 30, 2005 and December 31, 2004, CNH had accrued restructuring costs of $30 million and $47 million, respectively.

9.	Employee Benefit Plans and Postretirement Benefits — Unions represent many of CNH’s worldwide production and maintenance employees. CNH’s collective bargaining agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), which represents approximately 2,850 of CNH’s active and retiree hourly production and maintenance employees in the United States, expired in May 2004. In the United States, the UAW represents approximately 650 of CNH’s workers at facilities in Burlington, Iowa; Burr Ridge, Illinois; Racine, Wisconsin; and St. Paul, Minnesota. On March 21, 2005, following a strike that began November 3, 2004, the UAW ratified a new labor contract that continues through 2011. As a result of the strike, CNH had implemented contingency plans for continuing production utilizing salaried employees and temporary replacement workers. Following the ratification of the new UAW contract, CNH has transitioned work at these facilities from salaried employees and temporary workers back to the employees represented by the UAW.

10.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the six months ended June 30, 2005 for this commitment is as follows:

Amount
(in Millions)
Balance, January 1, 2005	$198
Current year provision	169
Claims paid and other adjustments	(151)

Balance, June 30, 2005	$216

11.	Shareholders’ Equity — The Board of Directors recommended a dividend of $0.25 per common share on March 24, 2005. Declaration of the dividend was voted on and approved by shareholders at the Annual General Meeting on May 3, 2005. The dividend was paid on May 31, 2005 to shareholders of record at the close of business on May 24, 2005.

CNH has 8 million shares of Series A preference shares (“Series A Preferred Stock”) outstanding. Beginning in 2006, based on 2005 results, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

During the quarter ended June 30, 2005 Financial Services paid a dividend of $60 million to Equipment Operations.

12.	Earnings per Share — Beginning in 2005, CNH calculates basic earnings per share based on the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share” (“EITF No. 03-06”). EITF No. 03-06 requires the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preferred Stock, are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings. The application of EITF No. 03-06 did not impact 2004 or earlier basic earnings per share as the Series A Preferred Stock was not considered participating during these periods.

Undistributed earnings, which represents net income, less dividends paid to common shareholders, are allocated to the Series A Preferred Shares based on the dividend yield of the common shares, which is impacted by the price of the Company’s common shares. For purposes of the basic earnings per share calculation, CNH uses the average closing price of the Company’s common shares over the last thirty trading days of the period (“Average Stock Price”). As of June 30, 2005, the Average Stock Price was $18.22 per share. Had the Average Stock Price of the common shares been different, the calculation of the earnings allocated to Series A Preferred Stock would have changed. Additionally, the determination is impacted by the payment of dividends to common shareholders as the dividend paid is added to net income in the computation of basic earnings per share. Future computations of basic earnings per share will continue to be impacted by changes in CNH’s Average Stock Price and dividends paid to CNH common shareholders.

In October, 2004, the FASB EITF ratified the consensus reached on Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“EITF No. 04-8”) which changed the timing of when CNH must reflect the impact of contingently issuable shares from the potential conversion of the Series A Preferred Stock in diluted weighted average shares outstanding. Beginning in the forth quarter of 2004, under the provisions of EITF No. 04-8, CNH was required to retroactively reflect the contingent issuance of 100 million common shares in its computation of diluted weighted average shares outstanding, when inclusion is not anti-dilutive, for all periods presented. Earnings per share for the three months and six months ended June 30, 2004 have been adjusted to conform to the requirements of EITF No. 04-8.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three and six months ended June 30, 2005 and 2004:

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2005	2004		2005	2004
	(in Millions, except per share data)
Basic:
Net income	$114	$83		$129	$74
Dividend to common shares ($0.25 per share)	(34)	—	(A)	(34)	$—	(A)

Undistributed earnings	80	83		95	74
Earnings allocated to Series A Preferred Stock	(36)	—		(43)

Earnings available to common shareholders	44	83		52	74
Dividend to common shares	34	—		34	—

Net income available to common shareholders	$78	$83		$86	$74

Weighted average common shares outstanding — basic	134.1	133.2		134.0	133.0

Basic earnings per share	$0.58	$0.62		$0.64	$0.56

Diluted:
Net income	$114	$83		$129	$74

Weighted average common shares outstanding — basic	134.1	133.2		134.0	133.0
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	100.0	100.0		100.0	100.0
Stock Compensation Plans	0.2	0.2		0.2	0.2

Weighted average common shares outstanding — diluted	234.3	233.4		234.2	233.2

Diluted earnings per share	$0.49	$0.36		$0.55	$0.32

(A)	— EITF 03-6 did not impact basic earnings per share in 2004 as the Series A Preferred Stock was not considered participating during 2004.
13.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three and six months ended June 30, 2005 and 2004 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	(in Millions)
Net income (loss)	$114	$83	$129	$74
Other Comprehensive income (loss), net of tax
Cumulative translation adjustment	(27)	(60)	(73)	(68)
Deferred gains (losses) on derivative financial instruments	(42)	1	(77)	—
Unrealized gains (losses) on retained interests in securitized transactions	(2)	22	(9)	15

Total	$43	$46	$(30)	$21

14.	Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on trading profit in accordance with the International Financial Reporting Standards (“IFRS”). Fiat defines trading profit as income before restructuring, net financial expenses, income taxes, minority interests and equity in income (loss) of unconsolidated subsidiaries and affiliates.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
A reconciliation of consolidated net income per U.S. GAAP to trading profit reported to Fiat is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	(in Millions)
Net income per U.S. GAAP	$114	$83	$129	$74
Adjustments to convert from U.S. GAAP to IFRS:
Accounting for benefit plans	111	27	166	53
Accounting for intangible assets, primarily development costs	(6)	(6)	(11)	(9)
Accounting for receivable securitizations and other	9	35	11	63
Tax provision on adjustments	(46)	(16)	(63)	(31)

Net income (loss) per IFRS	182	123	232	150

Reconciliation of net income per IFRS to trading profit:
Add:
Minority interest	8	7	12	8
Income tax provision	103	46	133	68
Net financial expense	73	96	156	184
Restructuring charge	7	35	11	48
Deduct:
Equity in income (loss) of unconsolidated subsidiaries and affiliates	15	6	23	9

Trading profit reported to Fiat per IFRS	$358	$301	$521	$449

The following summarizes trading profit by segment per IFRS:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	(in Millions)
Agricultural Equipment	$207	$181	$279	$274
Construction Equipment	84	54	106	60
Financial Services	67	65	136	118
Eliminations	—	1	—	(3)

Trading profit per IFRS	$358	$301	$521	$449

15.	Reconciliation of Non-GAAP Financial Measures — CNH, in its press release announcing first quarter results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Income Before Restructuring
CNH defines net income before restructuring as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax.
The following table reconciles net income to net income before restructuring, net of tax:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	(in Millions)
Net income	$114	$83	$129	$74

Restructuring, net of tax:
Restructuring	6	39	11	58
Tax benefit	(2)	(15)	(3)	(21)

Restructuring, net of tax	4	24	8	37

Net Income before restructuring	$118	$107	$137	$111

Industrial Gross and Operating Margin
CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended
	June 30,
	2005		2004
	(in Millions)
Net sales	$3,394	100.0%	$3,262	100.0%
Less:
Cost of goods sold	2,820	83.1%	2,711	83.1%

Gross margin	574	16.9%	551	16.9%
Less:
Selling, general and administrative	250	7.4%	228	7.0%
Research and development	76	2.2%	67	2.1%

Industrial operating margin	$248	7.3%	$256	7.8%

Adjusted EBITDA
Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for equipment operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.
Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash from operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following table reconciles Equipment Operations net cash provided (used) by operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

		Three Months Ended		Six Months Ended
		June 30,		June 30,
		2005	2004	2005	2004
		(in Millions)
	Net Cash from Operating Activities	$882	$210	$625	$179
	Net Interest Expense:
	Interest Expense	86	80	170	159
Less:	Finance and Interest Income	(32)	(20)	(58)	(36)

	Net Interest Expense	54	60	112	123
	Income Tax Provision (Benefit)	36	10	27	(1)
	Restructuring:
	Equipment Operations	6	39	11	57
	Financial Services	-	-	-	1
	Change in Other Operating Activities	(704)	(60)	(371)	28

	Adjusted EBITDA	$274	$259	$404	$387

	Net sales	$3,394	$3,262	$6,217	$5,925

	Adjusted EBITDA as a % of net sales	8.1%	7.9%	6.5%	6.5%

Interest Coverage Ratio
CNH defines interest coverage for Equipment Operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.
The following table details the computation of Equipment Operations interest coverage ratio.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Adjusted EBITDA	$274	$259	$404	$387

Net Interest Expense	$54	$60	$112	$123

Interest Coverage Ratio	5.1	4.3	3.6	3.1

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Debt
Net debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of net debt is shown below:

	Equipment Operations			Financial Services
	June 30,	March 31,	June 30,	June 30,	March 31,
	2005	2005	2004	2005	2005
	(in Millions)
Total debt	$3,776	$4,218	$4,589	$4,421	$3,612
Less:
Cash and cash equivalent	471	369	394	372	363
Deposits in Fiat affiliates cash management pools	1,419	1,237	1,556	9	12
Intersegment notes receivables	1,062	1,062	824	17	21

Net debt	$824	$1,550	$1,815	$4,023	$3,216

Working Capital
Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of June 30, 2005 and March 31, 2005 using December 31, 2004 exchange rates. The calculation of Equipment Operations working capital is shown below:

		June 30, 2005 at	March 31, 2005
	June 30,	December 31,	at December 31,	December 31,	June 30,
	2005	2004 FX Rates	2004 FX Rates	2004	2004
	(in Millions)
Accounts, notes receivable and other — net — Third Party	$1,613	$1,656	$1,862	$1,547	$2,418
Accounts, notes receivable and other — net — Intersegment	43	44	85	49	41

Accounts, notes receivable and other — net — Total	1,656	1,700	1,947	1,596	2,459

Inventories	2,612	2,719	2,773	2,515	2,554

Accounts payable — Third Party	(1,825)	(1,958)	(1,796)	(1,635)	(1,848)
Accounts payable — Intersegment	(36)	(35)	(26)	(44)	(30)

Accounts payable — Total	(1,861)	(1,993)	(1,822)	(1,679)	(1,878)

Working capital	$2,407	$2,426	$2,898	$2,432	$3,135

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard Hoffman
Richard Hoffman
Corporate Controller and Chief Accounting Officer

July 27, 2005